InfantTech

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-304,426.20
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1210 Inventory Asset	98,783.37
1211 Landed Costs	4,618.24
1221 Prepaid expense:Prepaid PO	110,398.70
1222 Prepaid expense:Loan Fees - Shopify	3,992.14
1223 Prepaid expense:Prepaid Insurance	-16.43
1224 Prepaid expense:Prepaid Legal	3,515.00
1225 Prepaid expense:Prepaid Interest	0.00
1226 Prepaid expense:Loan Fees - SBA 7A	-13,961.16
1320.1 Amazon Clearing Account:Amazon Carried Balances	4,032.30
1320.3 Amazon Clearing Account:Amazon Pending Balances	0.00
1330 PayPal Clearing Account	320.94
1340.1 Shopify Clearing Accounts:Shopify Carried Balances	1,562.26
1340.2 Shopify Clearing Accounts:Shopify Clearing Account	28.20
1340.3 Shopify Clearing Accounts:Shopify Pending Balances	-942.25
1340.4 Shopify Clearing Accounts:Shopify_Installments (Affirm) Clearing Account	0.00
1360 Amazon Pay Clearing Account	0.00
2000 Accounts Payable	48,572.26
2355 Capital One Sparks (6264)	1,856.43
2356 Capital One Venture (5131)	10,425.52
2051 CalSavers Retirement	-0.01
2052 Insurance Payable	1,565.05
2053 Accrued Interest Payable	8,372.58
2300 Sales Tax Payable	-16,488.58
2341 Loan Payable - Jose Bazua	0.00
2361 Loan Payable - Shopify Capital 2022 (deleted)	-129,019.76
2362 Loan Payable - Shopify Capital 2023	28,779.08
2363 Loan Payable - OnDeck	20,361.32
2364 SBA 7 A Loan - Celtic Bank	147,999.21
2401 Warranty Service Payable	-1,857.13
2402 Shopify Gift Card Liabilities	1,080.11
2405 State Board of Equalization Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**333,977.39**
Net cash provided by operating activities	**$29,551.19**
INVESTING ACTIVITIES	
1500 Furniture and Equipment	0.00
1710 Accum. Amort. - Patents	3,648.00
1720 BreatheBuddy	-25,000.00
Net cash provided by investing activities	**$ -21,352.00**
FINANCING ACTIVITIES	
2550 Shareholder's Loan- LE	17,842.96
2560 Shareholder's Loan- RLT	-10,000.00

InfantTech

Statement of Cash Flows
January - December 2023

	TOTAL
2570 Loan Payable - SBA EIDL	-2,203.82
3100 Common Stock	10,000.00
3300 Opening Balance Equity	0.00
Net cash provided by financing activities	**$15,639.14**
NET CASH INCREASE FOR PERIOD	**$23,838.33**
Cash at beginning of period	153,824.04
CASH AT END OF PERIOD	**$177,662.37**